UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 27, 2015

ABBVIE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35565	32-0375147
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

1 North Waukegan Road

North Chicago, Illinois 60064-6400

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code:  (847) 932-7900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01              Entry into a Material Definitive Agreement.

On March 27, 2015, AbbVie Inc., a Delaware corporation, (the “Company”) entered into a 364-Day Bridge Term Loan Credit Agreement (the “Bridge Loan Agreement”) with the various financial institutions named therein, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent for the lenders, related to the previously announced Agreement and Plan of Merger, dated as of March 4, 2015 and amended as of March 22, 2015, among the Company, Pharmacyclics, Inc. and certain affiliates of the Company (the “Merger Agreement”).

The Bridge Loan Agreement provides for an $18.0 billion term facility under which, subject to the satisfaction or valid waiver of certain conditions, the Company may request up to two borrowings: (i) one in an amount up to $18.0 billion on the first date (the “Bridge Closing Date”) on which the Acquisition is consummated and each of the conditions to funding of the Bridge Loan Agreement have been satisfied or validly waived and (ii) one on any date within 60 days after the Bridge Closing Date in an amount up to the lesser of $6.0 billion and the amount of the $18.0 billion commitment remaining after any amount requested on the Bridge Closing Date.

The Company may use the proceeds of any borrowings under the Bridge Loan Agreement to finance, among other things, the acquisition of Pharmacyclics pursuant to the Merger Agreement and payment of related fees and expenses, the repurchase of Company common stock in connection with the acquisition of Pharmacyclics, and certain other permitted uses.  Loans under the Bridge Loan Agreement mature 364 days after the Bridge Closing Date.

The Company’s borrowings under the Bridge Loan Agreement will bear interest, at the Company’s option, based on either a base rate or a Eurocurrency (or LIBOR) rate. The base rate is equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the rate of interest per annum from time to time published in the “Money Rates” section of The Wall Street Journal as being the “Prime Lending Rate” and (iii) the one-month Eurocurrency rate plus 1.00%.  The margins on both base rate loans and Eurocurrency loans will increase at specified dates in accordance with the terms of the Bridge Loan Agreement.

The Bridge Loan Agreement contains customary representations, warranties and affirmative and negative covenants, including a financial covenant limiting the Company’s ratio of Consolidated Total Debt to Consolidated EBITDA to certain ratios on certain dates.

A copy of the Bridge Loan Agreement is included herein as Exhibit 10.1 and is incorporated herein by reference.  The foregoing description of the Bridge Loan Agreement is qualified in its entirety by reference to the full text of the Bridge Loan Agreement.

Item 2.03              Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 above is incorporated in this Item 2.03 by reference.

Item 9.01.             Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Description
10.1

364-Day Bridge Term Loan Credit Agreement, dated as of March 27, 2015, among the Company, as borrower, the various financial institutions party thereto, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ABBVIE INC.

Date: March 30, 2015	By:	/s/ William J. Chase
	Name:	William J. Chase
	Title:	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1

364-Day Bridge Term Loan Credit Agreement, dated as of March 27, 2015, among the Company, as borrower, the various financial institutions party thereto, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent.